Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: February 16, 2006
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Media Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: February 16, 2006	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law

Media Release
Swisscom distributes additional CHF 1 billion to shareholders
In accordance with a decision made by the Board of Directors, Swisscom will be issuing an additional CHF 1 billion to shareholders during the current year. The transaction will take the form of a share buyback with free put options allocated to shareholders. Swisscom’s current return policy will be continued regardless of this additional payout.
According to the Federal government’s targets for 2006-2009, Swisscom AG’s distributable reserves need to be reduced to a maximum of CHF 1 billion. In order to meet this target, Swisscom will be making exceptional payments amounting to approximately CHF 1.5 billion.
First instalment of CHF 1 billion to be paid out in 2006
The Board of Directors has decided to carry out the first CHF 1 billion instalment of these exceptional payments this year, with the remaining CHF 0.5 billion to be distributed over 2007 and 2008. The first instalment will be paid out along with the anticipated share buyback from the regular distribution for the 2005 financial year.
The 2006 share buyback is to take place through an allocation of free put options, similar to the transaction carried out successfully by Swisscom in 2002. The exact date of the share buyback is yet to be decided; however, it will not be launched before the General Meeting of Shareholders on 25 April 2006.
Current dividend policy not affected
Swisscom will announce the amount of its regular dividend based on the 2005 financial year at the annual press conference on 8 March 2006. The core element of the current return policy is the annual distribution of equity free cash flow (EFCF). The distribution will take the form of a dividend (approx. half of net income after adjustment for exceptional items) and a share buyback, as appropriate.
Berne, 16 February 2006

Swisscom Ltd
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com